                                                                    EXHIBIT 12.1



       ECHOSTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES AND AFFILIATES
                              COMPUTATION OF RATIOS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:


                                                                                               Nine
                                                                                              Months
                                                Year Ended December 31,                       Ended
                            -------------------------------------------------------------  September 30,
                               1996        1997          1998        1999         2000         2001
                            ---------    ---------    ---------    ---------    ---------    ---------
Income (loss) before
taxes and equity in
losses of equity
investees ...............   $(155,679)   $(312,679)   $(260,838)   $(523,694)   $(620,656)   $(151,485)

Amortization of
capitalized interest ....       2,431        8,901        9,654       10,708       10,708        8,031
                            ---------    ---------    ---------    ---------    ---------    ---------
Income from
continuing operations
before income taxes
and capitalized
interest ................   $(153,248)   $(303,778)   $(251,184)   $(512,986)   $(609,948)   $(143,454)

Interest expense ........      61,487      104,192      167,529      201,613      267,990      264,584

Capitalized interest ....      31,818       43,169       21,678           --        5,343       17,682

Interest component
of rent expense(1) ......          84           64           74          192          230          327
                            ---------    ---------    ---------    ---------    ---------    ---------

Total fixed charges .....      93,389      147,425      189,281      201,805      273,563      282,593

Earnings before fixed
charges .................   $ (91,677)   $(199,522)   $ (83,581)   $(311,181)   $(341,728)   $ 121,457

Ratio of earnings to
fixed changes ...........          --           --           --           --           --           --
                            =========    =========    =========    =========    =========    =========
Deficiency of
available earnings to
fixed charges ...........   $(185,066)   $(346,947)   $(272,862)   $(512,986)   $(615,291)   $(161,136)
                            =========    =========    =========    =========    =========    =========

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(1) The interest component of rent expense has been estimated by taking the difference between the gross rent expense and net present value of rent expense using a weighted-average cost of capital of approximately 13% for the years ended December 31, 1996, through December 31, 1998. The weighted-average cost of capital for the years ended December 31, 1999 and 2000 and for the nine months ended September 30, 2001 has been approximated at 9%. The cost of capital used to calculate the interest component of rent expense is representative of our outstanding secured borrowings during each respective period.